                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                           -----------------------
                                                 OMB APPROVAL
                                             OMB Number 3235-0145
                                           Expires: August 31, 1991
                                           Estimated average burden
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                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO. _________________)*



                                Ekco Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                  282 636 109
                                 (CUSIP Number)

         Robert Stein, Ekco Group, Inc., 98 Spit Brook Rd., Suite 102,
                               Nashua, NH  03062
                                (603) 888-1212
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 8, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 10 Pages
                           Exhibit Index on Page 9

CUSIP NO. 282 636 109                13D                 PAGE  2  OF  10  PAGES


   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    ROBERT STEIN - Social Security No. ###-##-####

   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)/x/
                                                                          (b)/ /

   3          SEC USE ONLY


   4          SOURCE OF FUNDS

                    PF

   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                  / /

   6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America


       NUMBER OF              7       SOLE VOTING POWER              848,708
       SHARES
       BENEFICIALLY           8       SHARED VOTING POWER            167,088
       OWNED BY
       EACH                   9       SOLE DISPOSITIVE POWER         575,000
       REPORTING
       PERSON                10       SHARED DISPOSITIVE POWER       167,088
       WITH

   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,015,796

   12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         /x/
             Excludes 200 shares beneficially owned by the children of the reporting person, as to which the reporting person disclaims beneficial ownership pursuant to Rule 13d-4.

   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                     5.3%

   14        TYPE OF REPORTING PERSON*

                    IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 282 636 109                 13D                 PAGE  3  OF  10  PAGES


   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              ELAINE R. STEIN - Social Security No.  ###-##-####

   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /

   3          SEC USE ONLY


   4          SOURCE OF FUNDS

                    PF

   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          / /

   6          CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America

      NUMBER OF               7       SOLE VOTING POWER                   0
      SHARES
      BENEFICIALLY            8       SHARED VOTING POWER           167,088
      OWNED BY
      EACH                    9       SOLE DISPOSITIVE POWER              0
      REPORTING
      PERSON                 10       SHARED DISPOSITIVE POWER      167,088
      WITH

   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     167,088

   12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         /x/
                     Excludes 848,708 shares which may be deemed beneficially owned by the reporting person, and 200 shares owned by the reporting person's children, as to which the reporting person disclaims beneficial ownership pursuant to Rule 13d-4.

   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11



   14        TYPE OF REPORTING PERSON*

                     IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is being filed with respect to 1,015,796 shares of common stock, $.01 par value, of the Issuer, which may be deemed beneficially owned by Robert Stein and Elaine R. Stein.

Item 1.  Security and Issuer

         Title and Class of the Issuer's Equity Securities:

                 Common Stock, $.01 par value per share, of the Issuer ("Common Stock").

         Name and Address of the Principal Executive Offices of the Issuer:

                 Ekco Group, Inc.
                 98 Spit Brook Road, Suite 102
                 Nashua, New Hampshire  03062

Item 2.  Identity and Background

         I.      ROBERT STEIN

                 (a)      Name:            Robert Stein

                 (b)      Residence:       30 Blood Road
                                           Andover, MA  01810

                 (c)      Principal Occupation:

                          Robert Stein is President and Chief Executive Officer of the Issuer.

                          Address of the Issuer

                          Ekco Group, Inc.
                          98 Spit Brook Road, Suite 102
                          Nashua, New Hampshire  03062

                          Principal Business of the Issuer:

                          The Issuer is a manufacturer of diversified brand-name consumer products which are marketed through mass merchant, supermarket and hardware stores. Its product lines include metal bakeware, kitchen tools and gadgets, non-poisonous household pest control products, plastic storage products, small animal care and control products, and brushes, brooms and mops.





                               Page 4 of 10 Pages
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                 (d)      Criminal Convictions:    None

                 (e)      Civil Proceedings:       None

                 (f)      Citizenship:     United States of America


         II.     ELAINE R. STEIN

                 (a)      Name:   Elaine R. Stein - Elaine R. Stein is the wife
                                  of Robert Stein.

                 (b)      Residence:       30 Blood Road
                                           Andover, MA  01810

                 (c)      Principal Occupation:    Homemaker

                 (d)      Criminal Convictions:    None

                 (e)      Civil Proceedings:       None

                 (f)      Citizenship:     United States of America


Item 3.  Source and Amount of Funds or Other Consideration

         The 1,015,796 shares of capital stock of the Issuer which are the subject of this filing are owned as follows:

         (1) 102,672 shares of Common Stock are owned by Robert Stein and were acquired by him through purchases made pursuant to the Issuer's 1984 and 1985 Restricted Stock Plans. All of such shares are held in escrow, are subject to repurchase by the Issuer, and are subject to certain transfer restrictions. The source of funds for these shares was Robert Stein's personal funds. Elaine Stein may be deemed to be the beneficial owner of such shares;

         (2) 2,386 shares of Common Stock and 12,291 shares of Series B ESOP Convertible Preferred Stock ("ESOP Preferred Stock"), convertible one-for-one into Common Stock, are held for the benefit of Robert Stein by the Trust of the Ekco Group, Inc. Employee Stock Ownership Plan (the "ESOP"). Such shares were acquired by Robert Stein as a part of his compensation for his employment with the Issuer. Elaine R. Stein may be deemed to be the beneficial owner of such shares;





                               Page 5 of 10 Pages
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         (3)     731,359 shares of Common Stock represents the number of shares issuable to Robert Stein upon the exercise of stock options granted to him by the Issuer, all of which are currently exercisable. The shares issuable upon exercise of 156,359 of such options are subject to repurchase by the Issuer. Elaine
                 R. Stein may be deemed to be the beneficial owner of such shares;

         (4) 200 shares of Common Stock are owned by Robert and Elaine R. Stein's children. Robert and Elaine R. Stein disclaim beneficial ownership of such shares;

         (5) 167,088 shares of Common Stock are owned jointly by Robert Stein and Elaine R. Stein.

Item 4.  Purpose of Transaction

         The securities of which Robert Stein acknowledges beneficial ownership were acquired by him as part of his compensation for services, and, generally, in the ordinary course of his personal affairs. The securities of which Elaine
R. Stein acknowledges beneficial ownership were acquired and/or are currently held by her jointly with Robert Stein in the ordinary course of her personal affairs.

         With respect to both the shares of which Robert Stein and Elaine R. Stein acknowledge beneficial ownership and those shares of which each disclaims beneficial ownership, neither Robert Stein nor Elaine R. Stein has any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, any change in the number or term of directors, or the filling of any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;





                               Page 6 of 10 Pages

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)     Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a) The aggregate number of shares of capital stock of the Issuer of which Robert Stein acknowledges beneficial ownership is 1,015,796. Of such shares, 167,088 shares of Common Stock are owned jointly by Robert Stein and Elaine R. Stein. Robert Stein owns individually the remaining 848,708 shares as follows: 102,672 shares of Common Stock are held in escrow pursuant to the terms of the Issuer's 1984 and 1985 Restricted Stock Plans; 2,386 shares of Common Stock and 12,291 shares of ESOP Preferred Stock are held by the Trust of the ESOP;.and 731,359 shares of Common Stock are covered by currently exercisable stock options, of which 156,359 of such shares are subject to repurchase by the Issuer. Elaine R. Stein may be deemed to be the beneficial owner of the foregoing 848,708 shares of capital stock of the Issuer owned by Robert Stein. The 1,015,796 shares (assuming conversion of the ESOP Preferred Stock and exercise of the options) represent 5.3% of the outstanding shares of capital stock of the Issuer based on Robert Stein's best knowledge and belief.

                 Robert Stein and Elaine Stein disclaim beneficial ownership of 200 shares of Common Stock owned by their children.

         (b) Robert Stein possesses sole voting power with respect to 848,708 shares of the 1,015,796 shares of capital stock of the Issuer which he acknowledges beneficial ownership and sole dispositive power with respect to 575,000 of such shares. Robert Stein and Elaine R. Stein possess joint voting and dispositive power with respect to the 167,088 shares of Common Stock which they own jointly. Robert Stein possesses no dispositive power with respect to the 102,672 shares of Common Stock subject to repurchase by the Issuer, the 2,386 shares of Common Stock and 12,291 shares of ESOP Preferred Stock held by the Trust of the ESOP, or the 156,359 shares of Common Stock covered by options which are subject to repurchase by the Issuer.





                               Page 7 of 10 Pages
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                 Neither Robert Stein nor Elaine R. Stein possess any voting or dispositive power with respect to the 200 shares of Common Stock owned by their children.

         (c) During the past sixty days, Robert Stein and Elaine Stein have effected the following transactions:

                 On February 8, 1995 and March 31, 1995, Robert Stein acquired 96,080 shares and 490 shares, respectively, of Common Stock pursuant to the Issuer's 1984 and 1985 Restricted Stock Plans.

         (d) Except for the shares of capital stock of the Issuer of which Robert Stein acknowledges beneficial ownership and which are held by the Trust of the ESOP, and except for the shares which Robert Stein and Elaine Stein own jointly, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by either Robert Stein or Elaine
                 R. Stein.

         (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         With respect to the shares of capital stock of the Issuer which Robert Stein and Elaine R. Stein acknowledge beneficial ownership, and the 200 shares of Common Stock owned by the children of Robert Stein and Elaine R. Stein, of which they disclaim beneficial ownership, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Robert Stein or Elaine R. Stein and any person.

Item 7.  Material to be Filed as Exhibits

         1.  Agreement Regarding Joint Filing

         Signature

         After reasonably inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                           /s/ Robert Stein
Date:  March 31, 1995                      ___________________________________
                                           Robert Stein

                                           /s/ Elaine R. Stein
Date:  March 31, 1995                      ___________________________________
                                           Elaine R. Stein





                               Page 8 of 10 Pages
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                               INDEX TO EXHIBITS


Exhibit No.                                Description                                  Page No.
-----------                                -----------                                  --------
   1                             Agreement between Robert Stein and                        10
                                 Elaine R. Stein regarding the filing of
                                 this joint acquisition statement as
                                 required by Rule 13d-1(f)





                               Page 9 of 10 Pages